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Waddell & Reed Financial, Inc.
6300 Lamar
Overland Park, Kansas  66202

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NEWS RELEASE                                 FOR IMMEDIATE RELEASE
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Investor Contact: John E. Sundeen, Jr.       Investor Contact: Nicole McIntosh
                  Chief Financial Officer    Manager  of  Investor Relations
                  913-236-1810               913-236-1880

             WADDELL & REED TO TAKE ADDITIONAL THIRD QUARTER CHARGE

OVERLAND PARK, Kan., November 14/PRNewswire/ -- Waddell & Reed Financial, Inc. (NYSE: WDR) said today that it would take an additional third quarter charge to earnings related to an other-than-temporary decline in the fair value of its investment portfolio. The amount of the charge is $7.1 million pre-tax and $4.4 million after-tax or $0.05 per diluted share. The Company's investments consist of numerous mutual funds managed by the Company across various asset classes and investment styles. These investments are classified as available-for-sale and, as such, Waddell & Reed's accounting in accordance with GAAP does not reflect temporary losses in income, but does reflect temporary losses in both comprehensive income and in equity. The decline in the value of these investments is a result of a general market decline and is not specific to the nature and/or quality of the mutual funds or their underlying investments. The vast majority of these holdings are seed monies used to start various affiliated mutual funds.

The Company originally reported third quarter earnings on October 24, 2002. The October 24th earnings announcement did not include this charge to income as the Company did not believe the decline was other-than-temporary. In accordance with the Company's standard practice, the October 24th announcement, and the financial information related thereto, were reviewed by KPMG LLP (the Company's independent auditing firm), prior to the public announcement. In addition, KPMG represented to the Company's Audit Committee of the Board of Directors that they had completed their review of the press release and financial information of the Company for the quarter ended September 30, 2002, and that there were no misstatements, adjustments or changes that needed to be made. Additionally, no concerns were raised by KPMG at a subsequent Audit Committee meeting on October 29th. Immediately prior to the finalization of the Company's Quarterly Report on Form 10-Q, which is due to be filed today with the SEC, KPMG brought to the Company's attention statements in certain speeches supporting what the Company believes is a narrow interpretation of FAS 115 and SAB 59 that would require the Company to take this charge. We think this is a highly subjective area, subject to varying interpretations, both in terms of the application of the accounting literature and the underlying facts and circumstances; however, in the interest of full and fair disclosure, and upon the advice of KPMG, the charge has been taken against income in this quarter. Had this interpretation been brought to the Company's attention prior to its release of earnings on October 24th, the Company would have taken this charge at that time. Management does not believe that there are any other similar types of issues contained in our financial statements that could result in additional unexpected charges.

As of September 30, 2002, the Company's investments in mutual funds totaled $38.7 million in market value and $47.0 million at cost with an unrealized loss of $8.3 million, of which $7.1 million was charged to earnings for its other-than-temporary decline in value. As of October 31st these investments had appreciated from their September 30th market valuations which illustrates that the decline has begun to reverse itself as the stock markets recover.

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Waddell & Reed Financial, Inc., through its wholly owned subsidiaries, serves as investment adviser and exclusive underwriter and distributor for the Waddell & Reed Advisors Group of Mutual Funds, W&R Funds, Inc., W&R Target Funds, Inc., and Waddell & Reed InvestEd Portfolios, Inc.

CERTAIN STATEMENTS MADE BY THE COMPANY IN THIS RELEASE ARE FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL FUTURE RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE ANTICIPATED IN ANY FORWARD-LOOKING STATEMENTS DUE TO NUMEROUS FACTORS. THESE INCLUDE THE RISKS AND UNCERTAINTIES AS SET FORTH IN THE COMPANY'S FILINGS WITH THE SEC. THE COMPANY UNDERTAKES NO RESPONSIBILITY TO UPDATE PUBLICLY OR REVISE ANY FORWARD-LOOKING STATEMENTS.